

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

Via Email
Niraj Shah
Chief Executive Officer
Wayfair LLC
177 Huntington Avenue, Suite 6000
Boston, MA 02115

      Re: Wayfair LLC
            Draft Registration Statement on Form S-1
            Submitted May 7, 2014
            CIK No. 0001539031

Dear Mr. Shah:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act

of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Table of Contents, page i

3. In the first paragraph, you state that you "While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources." Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

Prospectus Summary, page 1

4. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

    - "Our addressable home goods market, which we define as the U.S. furniture and home décor markets, was $233 billion in 2013, according to Euromonitor International, Ltd., a market research firm." page 3;

    - "According to a 2013 report by the U.S. Census Bureau, there are 158 million women in the United States, of which 63 million are between the ages of 35 and 65." page 3;

    - "From 2013 to 2018, mobile e-commerce as a percentage of overall e-commerce is projected to increase from 15% to 30%, according to eMarketer Inc., a market research firm." page 3, and;

    - "According to eMarketer U.S. retail mobile e-commerce from smartphones is projected to grow from $15 billion in 2013 to $35 billion in 2018, and mobile e-commerce from tablets is expected to grow from $26 billion in 2013 to $96 billion in 2018, representing 18.5% and 29.9% CAGRs, respectively. Additionally, from 2013 to 2018, mobile e-commerce as a percentage of overall e-commerce is projected to increase from 15% to 30%." page 73.

    These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement, or revise to indicate that it is based on management's belief and discuss the basis for such belief. Please revise throughout your prospectus as necessary.

5. Please explain what you mean by "disruptive e-commerce business model."

6. It appears that all or almost all of the holders of your Series A preferred stock are directors, officers or affiliates thereof, and that the proceeds of this offering will be used

primarily to pay a dividend to the holders of your Series A preferred stock. If that is the case, please disclose here and in the Use of Proceeds and Certain Relationships and Related Party Transactions sections of the prospectus the percentage of the proceeds of the offering that will be used to make payments to directors, officers and affiliates thereof.

Risk Factors, page 6

7. In the last bullet point on page 6, to provide context for the risk factor, please augment your disclosure to disclose the amount of your cumulative losses.

8. Please revise the last bullet on page 7 to state the percentage of voting power and percentage of economic power that your officers, directors and their affiliates will have after the offering, as well as the percentage of voting power and percentage of economic power that your co-founders will have after the offering.

Risk Factors, page 13

We have a history of cumulative operating losses and expect to have increasing operating losses and negative cash flow as we continue to expand our business, page 17

9. Please revise your disclosure to disclose the amount of your cumulative losses.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations, page 18

10. If you have experienced system interruptions please revise your risk factor to discuss those interruptions to give context to the risk factor.

The dual class structure…, page 35

11. Please also disclose the fact that the holders of your Class B common stock have approval rights over certain transactions, and describe those transactions.

Organizational Structure, page 42

12. To the extent your references in the third paragraph on page 42, the second bullet on page 43 and the third-to-last paragraph on page 44 to "outside investors" and "direct members" include or are comprised primarily of your officers, directors and their affiliates, please revise to clarify that this is the case.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Consolidated Operations, page 60

Comparison of years ended December 31, 2013 and 2012, page 61
Net revenue, page 61

13. We note that other net revenue consist primarily of sales of tangible products through sites of your online retail partners and sales of advertising to third-party advertisers. Please tell us the amount of net revenues generated from product sales, advertising services and other activities included in other net revenues for each year presented. If revenues from advertising and other services exceed 10% of total revenue, please tell us what consideration you gave to providing the disclosures required by paragraphs (b)(1) and (b)(2) of Rule 5-03 of Regulation S-X (ASC 225-10-S99-2).

Critical Accounting Policies, page 66

14. Estimates related to goodwill impairment testing are commonly considered critical accounting estimates. Please tell us why you do not consider your estimates related to goodwill impairment testing critical given the uncertainties associated with the methods, assumptions and estimates underlying the fair value measurements. In addition, please tell us whether the fair value of your reporting unit is substantially in excess of carry value or is at risk of failing step one of the impairment test. If the reporting unit is at risk of failing step one of the impairment test please disclose the following information:

- The percentage by which fair value exceeded carrying value at the date of the most recent test;

- How the key assumptions used in the discounted cash flow analysis were determined; and

- A discussion of the degree of uncertainty associated with the key assumptions, including specifics to the extent possible.

If the fair value of your reporting unit is substantially in excess of carrying value, please consider including a discussion of your estimates related to goodwill impairment testing in your discussion of critical accounting estimates.

Stock-Based Compensation, 67

15. We note your disclosure that fair value of your common units at various valuation dates increased substantially in 2013 and there were no particular transactions or events that caused the increase. Please describe the factors contributing to the significant increase in

the fair value of your common stock at the contemporaneous valuation dates, and relate those factors to any significant changes in assumptions.

Business, page 70

Our Growth Strategy, page 78

16. We note your discussion of your growth strategy. Please also discuss the amount of funding that you will need to pursue each element of your growth strategy and, if true, that you will have to raise additional funds to pursue your growth strategy and how you plan to raise additional funds, or disclose that you have sufficient sources of funding to pursue your growth strategy. In this regard, we note your risk factor on page 23 that your ability to raise capital in the future may be limited.

17. Please provide further explanation as to how your "merchandising, data, analytics and technology allow [you] to deliver increasingly tailored and personalized shopping experiences."

Executive Compensation, page 96

Base Salary, page 97

18. Here and on page 98 you state that the base salary for each of Messrs. Shah and Conine was $480,000 in 2013, however the table on page 96 indicates that such salaries were $468,750 each. Please advise or revise.

Cash Bonuses, page 97

19. Please explain in greater detail how you made the calculations and determinations involved in the discretionary cash incentive program, including how you determined Mr. Fleisher's bonus opportunity of 0-20% of his base salary and award of 20% of his base salary. Note that under Item 402(o)(5) of Regulation S-K, a filer must disclose the material terms of any non-equity incentive plan award made to a named executive officer including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule.

Consolidated Financial Statements, page F-1

20. Please update the financial statements to include financial statements for an interim period ending within 135 days of the expected effective date of the registration statement. Please refer to Rule 3-12 of Regulation S-X. Please also revise Summary Consolidated Financial Data, Selected Consolidated Financial Data and other financial information throughout the prospectus to reflect the interim financial data.

Consolidated Balance Sheets, page F-3

21. Please tell us whether there any items included in prepaid expenses and other current assets and other current liabilities that exceed five percent of total current assets or current liabilities. If so, please state separately, in the balance sheets or in the notes thereto, any item in excess of five percent of total current assets or current liabilities. Alternatively, you may consider adding a table to the notes which lists the components included in prepaid expenses and other current assets and other current liabilities. Please refer to Rule 5-02 of Regulation S-X (ASC 210-10-S99-1).

Consolidated Statements of Changes in Convertible Redeemable Preferred Units and Members' Deficit, page F-6

22. Please tell us the transactions giving rise to the amounts disclosed as "due from common unit holders," "paid-in capital" and "equity compensation expense" and recognized in common members' deficit.

Consolidated Statements of Cash Flows, page F-7

23. We note that the net proceeds from the issuance of Series A convertible redeemable preferred units presented in cash flows from investing activities exceeds the net proceeds disclosed in consolidated statements of changes in convertible redeemable preferred units and members' deficit and in Note 10 to your financial statements. Please tell what the difference represents.

24. Please tell us the items and their amounts included in depreciation and amortization for each year presented.

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-8

Goods In-Transit, page F-11

25. Please tell us your basis in GAAP for classifying goods-in-transit as prepaid expenses and other current assets as opposed to inventories. In addition, please disclose the shipping terms of goods shipped directly to customers by your suppliers and when title and risks of ownership of the goods passes to you.

Revenue Recognition, page F-12

26. Please tell us how you estimate the deferred portion of revenue associated with the awards earned under your membership rewards program that is expected to be redeemed prior to expiration. Please also tell us the historical data that supports your expected redemption rate.

4. Acquisition, Intangible assets and Goodwill, page F-16

27. Please tell us your consideration of disclosing the following information to unable users of your financial statements to evaluate the nature and financial effect of the acquisition in accordance with ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50:

- The percentage of voting interests acquired (ASC 805-10-50-2c);

- The acquisition-date fair value of each major class of consideration transferred (ASC 805-30-50-1b);

- The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed (ASC 805-20-50-1c);

- The significant assumptions used to determine the fair value of intangible assets recognized separately from goodwill;

- Whether the initial accounting for the acquisition is incomplete, and if so, the reasons why and the assets, liabilities, equity interests or items of consideration for which the initial accounting is incomplete (ASC 805-10-50-6);

- The amount of acquisition-related costs, the amount recognized as an expense and the line item or items in the income statement in which those expenses are recognized (ASC 805-10-50-2f);

- The amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period (ASC 805-10-50-2h);

- The revenue and earnings of the combined entity for the current reporting period as though the acquisition date for the business combination that occurred during the year had been as of the beginning of the annual reporting period (ASC 805-10-50-2h); and

- The revenue and earnings of the combined entity as though the acquisition occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (ASC 805-10-50-2h).

Also, tell us your consideration of providing the financial statements required in Rule 3-05 of Regulation S-X.

7. Commitments and Contingencies, page F-18

Legal Matters, page F-19

28. We note your disclosure that you are not aware of any legal proceedings or claims that you believe will have a material adverse effect on your financial position. Please also disclose whether or not you are aware of any legal proceedings or claims that you believe will have a material adverse effect on your operating results or cash flows.

10. Members' Deficit, page F-21

Pro Forma (Unaudited), page F-23

29. Please tell us what consideration you gave to applying the guidance in SAB Topic 4.B (ASC 505-10-S99-3). Since the transaction will result in the withdrawal of present members, please explain to us why the members' deficit of the LLC previously allocated to the members should not be reclassified to paid-in capital. In addition, please tell us what consideration you gave to recognizing the adjustment to the carrying amount of the participating preferred units as a charge against paid-in capital given the absence of members' equity pursuant to SAB Topic 3.C (ASC 480-10-S99-2). Please note that this comment also applies to your presentation of pro forma data in the capitalization table on page 46.

11. Segment and Geographic Information, page F-23

30. Please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements. If providing the information is impracticable, that fact should be disclosed. Refer to guidance in ASC 280-10-50-40.

15. Net Income (Loss) per Common Unit and Unaudited Pro Forma Net Income (Loss) per Common Share, page F-27

Unaudited Pro Forma Net Income (Loss) Per Common Share, page F-28

31. Please tell us your consideration of making an adjustment to pro forma loss per share giving effect to the number of shares whose proceeds would be necessary to pay the $29.3 million Series A convertible redeemable preferred units dividend since the dividend exceeded earnings during the previous twelve months. Refer to SAB 1B.3 (ASC 855-10-S99-1).

32. Please explain to us why equity-based compensation expense attributable to the deferred units and restricted common units that have satisfied the service condition and will vest and be settled upon the liquidity event is excluded from the pro forma presentation. Please address why recognition of the expense is not directly attributable to the transaction, factually supportable and expected to have a continuing impact.

Item 16. Exhibits and Financial Statement Schedules, page II-4

33. Please tell us why Schedule II – Valuation and Qualifying Accounts is not applicable or where the required information can be found in the financial statements or notes thereto. In this regard, we note that accounts receivable is presented net of the allowance for doubtful accounts, that you establish reserves for product returns and have recorded a valuation allowance against deferred tax assets. Please refer to Rule 5-04 and 12-09 of Regulation S-X.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Advisor, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director